11019379

OMB Number:	3235-0123
Expires:	April 31, 2013
Estimated average burden hours per response...	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WhoTrades, Inc. (formerly A.H. Haynes & Co., Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue, 24th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tosin Osunsanya (212) 826-2909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing
Section
MAR 01 2011
Washington, DC
110

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Tosin Osunsanya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WhoTrades, Inc (formerly A.H. Haynes & Co., Inc.), as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT.

Title

Notary Public

OFFICIAL SEAL
AMY V. WANG
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires Aug. 19, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WhoTrades, Inc.
(Formerly A.H. Haynes & Co., Inc.)
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 220,040
Total assets	**$ 220,040**
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilites	$ 1,000
Commitments and contingencies	
Stockholder's equity	
Common stock, no par value;	
100 shares authorized, issued and outstanding	10,000
Paid in capital	200,040
Retained earnings	9,000
Total stockholder's equity	219,040
Total liabilities and stockholder's equity	**$ 220,040**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

WhoTrades, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company previously operated under the name A.H. Haynes & Co., Inc. ("AHH") until November 24, 2010 (the "Sale Date"). The Company operated through the Sale Date as an introducing broker principally under a clearance agreement with another broker-dealer (clearing broker), who assumed and maintained the accounts of the Company's customers. The Company transacts its business with customers located throughout the United States.

On the Sale Date, the sole stockholder of AHH (the "Seller") sold all of her shares in the Company to another corporation. As a condition of sale, the Seller received as a dividend, all of the assets and assumed all the liabilities of AHH, except for cash in bank of $20,000 that remained an asset of the Company to satisfy regulatory capital. Upon the sale, the Company changed its name to WhoTrades, Inc. In addition, the new shareholder infused additional capital of $200,040 into the Company. Activities from the Sale Date to December 31, 2010 consisted of searching for a new clearing broker, finding new office space, and awaiting approval from FINRA of the change in ownership. The Company intends to continue as a broker-dealer.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions are recorded as follows: commission income, commission expenses and management fees are recorded on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than on a trade-date basis is deemed to be immaterial.

Furniture and Fixtures

Depreciation of furniture and fixtures is computed using both the straight line and accelerated methods over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Income Taxes
AHH had elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, AHH was not subject to Federal income tax. AHH also elected S Corporation status for New York State tax purposes and, accordingly, paid New York State income tax at the minimum rate. The Seller is required to report separately her distributive share of AHH's income or loss to Federal and state tax authorities.

At the Sale Date, the Company's S Corporation status was terminated and therefore the Company is taxed at regular Federal and state corporation tax rates from the Sale Date forward. New York City does not recognize S Corporation status. Therefore, AHH and the Company are taxed at regular New York City corporation tax rates.

The Company (including AHH) adopted the authoritative guidance as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2010 the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. AHH is no longer subject to Federal, state and local income tax examinations by tax authorities for years before December 31, 2007.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

3. Related Party

AHH receives management fees from transactions with an affiliated company, which has common ownership.

4. Employee Retirement Plans

AHH sponsored a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covered all full-time employees of AHH who have attained age 21, and provided for participants to defer salary amounts up to statutory limitations. AHH had the ability to make a discretionary matching contribution based on the salary deferrals contributed by each participant. AHH did not make a matching contribution for the year ended December 31, 2010.

AHH was also co-sponsor, with an affiliate, of a defined contribution profit sharing plan covering all of AHH's full-time employees who have attained age 21. The contribution, which is at management's discretion, is determined annually.

There was no contribution to the plan for the year ended December 31, 2010.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2010, the Company had net capital, as defined, of $219,040 which exceeded the required minimum net capital of $5,000 by $214,040. Aggregate indebtedness at December 31, 2010 was $1,000. The ratio of aggregate indebtedness to net capital was 0.5% to 1.

6. Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment. The Company had no Level 1 securities as of December 31, 2010.

Level 2 Pricing inputs are other than used in Level 1, which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. Neither the Company nor AHH held any Level 2 securities during 2010.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. This category includes an investment in an investment partnership held by AHH which is in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (Level 3):

	Total	Investment in Partnership
Beginning balance, December 31, 2009	$ 178,867	$ 178,867
Purchases	-	-
Transfers in/out of Level 3	-	-
Transfers to Seller	(178,867)	(178,867)
Realized gains/(losses)	-	-
Ending balance, December 31, 2010	$ -	$ -

7. Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

AHH, as an introducing broker, cleared all transactions with and for customers on a fully disclosed basis with its clearing broker and promptly transmitted all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company and AHH do not maintain margin accounts for its customers and therefore, there were no excess margin securities. However, the Seller may be liable for charge backs on introduced customer accounts carried by the clearing broker on behalf of AHH's customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash on deposit at its bank. Balances at its bank are generally insured by the Federal Deposit Insurance Corporation up to $250,000.

8. Subsequent Events

The Company has evaluated subsequent events through February 28, 2011, the date the financial statements were available for issuance.

****

The Company's Statement of Financial Condition as of December 31, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Member
WhoTrades, Inc. (formerly A.H. Haynes & Co., Inc.)

We have audited the accompanying statement of financial condition of WhoTrades, Inc. (formerly A.H. Haynes & Co., Inc.) (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of WhoTrades, Inc. (formerly A.H. Haynes & Co., Inc.) as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, there was a change in ownership effective November 24, 2010.

WeiserMazars LLP
New York, N.Y.
February 28, 2011

WhoTrades, Inc.

750 Lexington Avenue, 24th Floor
New York, NY 10022

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

****